IC Places, Inc.

5428 S. Bracken Court

Winter Park, FL 32792

April 28, 2009

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington DC 20549

Re:

IC Places, Inc.

Response to SEC Comments, dated April 22, 2009

Amendment No. 5 to Registration Statement on Form 10

Filed April 4, 2009

File No. 0-53278

Dear Mr. Owings:

We are in receipt of your above referenced letter and are including our response to the comment as stated in our letter of April 24, 2009.  Additionally, we are responding to an issue raised by Commission staff in a telephone conversation with our securities counsel on Friday, April 24, 2009. A question was posed as to why the Stock Exchange Agreement (“Agreement”) with Graystone Park Enterprises, Inc. (“Graystone”) was omitted as an exhibit to our registration statement on Form 10 and subsequent amendments thereto.  Our relationship with Graystone was terminated by mutual oral agreement in June 2007, approximately one year before the filing of our registration statement on Form 10.  Although the Agreement was relevant to our corporate history, we did not then and do not presently deem the Agreement to be material to our disclosures in the Form 10 and amendments thereto.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Liquidity and Capital Resources, page 15

1.

We reviewed your revised disclosure regarding your separation from Graystone Park Enterprises, Inc. Please file all agreements governing the separation as exhibits to your registration statement or tell us why it is not

H. Christopher Owings, Asst. Dir.

Re: Letter dtd 04/22/09

April 28, 2009

appropriate to do so.  Upon review of these agreements, we may have further comment.  Refer to Item 601 of Regulation S-K.

Response:

There is no written agreement to reflect the termination of business between us and Graystone Park Enterprises, Inc. We mutually agreed orally to terminate our business relationship and had no further dealings with each other.

We hope that our response is satisfactory to your inquiry and comments.

Sincerely,

/s/: Steven Samblis

Steven Samblis,

President, Chief Executive Officer and

Chief Financial Officer